

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 10, 2009

Via Mail and Fax

Donald H. Nonnenkamp
Vice President and Chief Financial Officer
LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124

> **RE: LaBarge, Inc.**
> **Form 10-K for the Year Ended June 29, 2008**
> **Schedule 14A filed October 16, 2008**
> **File Number: 001-05761**

Dear Mr. Nonnenkamp:

We have reviewed your correspondence dated June 11, 2009, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended June 29, 2008

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition and Cost of Sales, page 32

1. Refer to your response to comment number 2. Please expand the intended revised disclosure of your "Revenue Recognition and Cost of Sales" accounting policy indicated in the response to comment number 11 of your letter to us dated May 5, 2009 in regard to your application of the percentage of completion method of contract accounting to be consistent with your present response. This should include your treatment of cumulative catch up adjustments associated with changes in estimates of contract gross profit margins and that changes to the estimated gross profit margin impact the accounting results for (a) the period of change through the cumulative catch-up adjustment and (b) future periods because gross profit is recognized in future periods based on the revised estimates. In particular, your disclosure should include

(i) that all estimates to complete are periodically reviewed as required by SOP 81-1 and the estimated total cost and expected gross profit are revised as required over the life of the contract., (ii) that a cumulative catch up adjustment is recorded in the period of the change in the estimated costs to complete the contract, (iii) that the gross profit margin in a period includes (a) a cumulative catch-up adjustment to reflect the adjustment of previously recognized gross profit associated with all prior period revenue recognized based on the current estimate of gross profit margin, as appropriate, and (b) an entry to record the current period cost of sales and related gross profit based on current period sales multiplied by the current estimate of the gross profit margin on the contract, (iv) where cumulative adjustments recorded are reported in your statements of income (presumably as a component of cost of sales) and (v) that when there is an anticipated loss on a contract, a provision for the entire loss is recorded in the period when the anticipated loss is determined. We believe that such detail provides investors with a clear and comprehensive understanding of your accounting policy. We also believe that including the summary portion of your response that reads, in part, "In summary, … prior period sales under the contract." and stating that your method is equivalent to Alternative A of SOP 81-1 as indicated in a prior response would be helpful to an investor's complete understanding of your policy. Please provide us with a copy of your intended expanded disclosure.

Accounts Receivable, page 33

2. Refer to your response to prior comment number 4. You state in your response that management considers the customer's current financial condition and liquidity in assessing the collectability of past-due receivables. Please supplementally provide to us the reliable, competent evidence of Eclipse's then-current financial condition and liquidity that you obtained and considered at the time in concluding that a provision for uncollectable amounts for Eclipse at June 29, 2008 was not warranted. Please also provide to us the analysis of their then-current financial condition and liquidity that you performed at the time. In addition, you state that your judgment about the collectability of the Eclipse receivables included an assessment of Eclipse's ability to raise additional equity to fund its operations. This appears to have been based largely on representations of Eclipse's investment bankers. Please explain to us in detail how you deemed the representations of Eclipse's investment bankers regarding Eclipse's ability to raise additional equity to be sufficiently reliable, including whether you used any internal or independent subject-matter experts to evaluate the likelihood that Eclipse's capital raising efforts would be successful. If so, please tell us the qualifications of these experts and how specifically they reached their conclusions. If not, please tell us how the conclusions were reached absent a subject-matter expert.

3. Further, it remains unclear why you believed a provision for uncollectible amounts for Eclipse at June 29, 2008 was not warranted based on the disclosures in the 2008 Form 10-K referred to in your response. Your disclosure that amounts outstanding and past due for Eclipse increased from $3.4 million and $1.1 million, respectively, at June 29, 2008 to $3.8 million and $2.6 million, respectively, at August 26, 2008

appears to provide negative evidence of Eclipse's financial condition at June 29, 2008. You disclosed that you anticipated shipments to Eclipse to be minimal in the first half of your fiscal 2009. You also disclosed that you anticipated shipments would resume to previous levels in the second half of your fiscal 2009 based on schedules provided by Eclipse, with such schedules presumably conditioned upon Eclipse's ability to obtain sufficient financing. These also appear to be further negative evidence of Eclipse's financial condition at June 29, 2008. Paragraph 8a of SFAS 5 requires accrual of a loss contingency when information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired at the date of the financial statements. Based on your disclosures, it appears to us that sufficient uncertainty existed at June 29, 2008 in regard to your collection of receivables from Eclipse that was known prior to the issuance of the 2008 financial statements. Accordingly, it appears to us that recording a provision for uncollectible amounts for Eclipse in the 2008 financial statements was warranted in accordance with your accounting policy for uncollectible amounts. Please advise.

Schedule 14A

Compensation Determination Process, page 6

4. We note your response to comment 6 and reissue. Please note that our comment with respect your claim of confidentiality was not a request for information in future filings. Instead, we request that you respond to us with an analysis regarding the argument that your performance targets should remain confidential based upon a claim of competitive harm. Alternatively, confirm that you will disclose all performance targets in the future.

You may contact Matthew Spitzer at 202-551-3227 with questions in regard to Schedule 14A. You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief